Filed by Peoples Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                    Subject Company:  Peoples Energy Corporation
                                                      Commission File No. 1-5540

This filing consists of the Transcript of the Investor Presentation distributed by Peoples Energy Corporation through its website on July 10, 2006.

WPS Resources Combines with Peoples Energy - Financial Community Presentation


Good morning, I'm Larry Weyers, Chairman, President, and Chief Executive Officer of WPS Resources Corporation. With me today is Thomas M. Patrick, Chairman, President and Chief Executive Officer of Peoples Energy. Also with us on this call are Joe O'Leary, Senior Vice President and Chief Financial Officer of WPS Resources, and Tom Nardi, Executive Vice President and Chief Financial Officer of Peoples Energy.


{SLIDE 1} - Safe Harbor Warnings


Before we begin, I need to point out that this presentation contains forward-looking statements within the definition of the Securities and Exchange Commission's safe harbor rules including pro forma and other information regarding the proposed combination of WPS Resources and Peoples Energy. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. I refer you to the forward-looking statement section of today's press release and to our filed Securities and Exchange Commission disclosure documents for further information.


{SLIDE 2} - Agenda [LLW]


As we announced earlier this morning, WPS Resources and Peoples Energy have reached agreement on a definitive merger agreement that will combine our two great companies. Both companies are very excited about this transaction and believe that it represents a powerful strategic and financial combination. Today we would like to review with you the highlights of the transaction and benefits to key stakeholders, after which we will take your questions. If you haven't already acquired the slides for today's presentation, you might want to do that now. The slides are available on www.wpsr.com and on www.peoplesenergy.com under the Investor Information section, after which you then select Presentations.


{SLIDE 3} - Title: Transaction Highlights [LLW]


Let's first look at the transaction highlights.


{SLIDE 4} - A Compelling Strategic and Financial Combination [LLW]


Turning to slide 4, we believe this is a compelling transaction that creates a larger, stronger, and more diversified regulated utility business in the Midwest. In a consolidating industry, in which size and scale matter, we're convinced that both companies have found the best possible partner.

The combined company will obtain the majority of its earnings from low-risk utility operations, as is the case now with both companies. Our regulated utilities will remain our core business and, as such, will generate a steady and reliable earnings and cash flow stream. These regulated utilities are good operational fits, and the combined regulated business will have greater market and regulatory diversity from a four-state service area.

The combined company will be better positioned to serve its customers. We will maintain a focus on operational excellence and a constructive regulatory approach, and we already have significant identified opportunities to grow our rate base through capital investment.

At the same time, the stability of our regulated business will give us the ability to continue expanding prudently in complementary non-regulated energy marketing services. We will also continue to evaluate our other assets, including our oil and natural gas production and non-regulated power investments, as part of our active asset management strategy. Prior to closing, a transition team consisting of members from both companies will carefully evaluate strategic options for these businesses for the combined board to consider in order to maximize shareholder value and maintain a strong credit profile for the combined company.

From a financial perspective, this transaction is attractive for both companies' shareholders. We project that it will be earnings accretive to shareholders in 2008, excluding residual transition costs, once the companies have been integrated and our regulatory plans have been executed. We already have $80 million in identified potential annual synergies, about $72 million in our regulated businesses and another $8 million in our non-regulated businesses. These synergies will be achieved over time and it is expected that the one-time costs to obtain these synergies will be approximately $200 million.

Following the closing, current WPS Resources' shareholders will benefit from a
16.8 percent dividend increase, based on our current dividend. Peoples Energy's shareholders will maintain about the same level of dividend income.

The combined company will be committed to maintaining a strong balance sheet and credit profile. Our intent is to create a credit profile that maintains WPS Resources' current ratings. This will support ongoing strategic initiatives and growth.

Finally, the combined company will have a larger equity market capitalization with increased market liquidity. This should enhance our ability to raise equity when needed.

Now I'd like to turn the call over to my friend and colleague Tom Patrick who will discuss some of the key metrics of the combined company.


{SLIDE 5} - Creates An Energy Leader In The Midwest [TMP]

Thanks, Larry. We are excited about this transaction and believe this is a win-win for the shareholders of both companies. Both of our companies have for some time publicly expressed a desire to build scale so as to better compete in a consolidating industry. At Peoples Energy, we think we've found an ideal partner in WPS, whom we have admired for some time for their success in building value for their shareholders through both their regulated and non-regulated businesses.

The terms of this deal are attractive to both companies' shareholders. The earnings from the combined company will come predominantly from regulated utility operations, which lends stability to earnings and cash flows. In addition, synergies will be derived from both regulated and non-regulated sources.

Turning to slide 5, the combined company will be a leading regional energy company. On the regulated side, we will have about 1,637,000 natural gas customers and about 477,000 electric customers.

Total assets will be about $9.2 billion, the combined company's market cap will be an estimated $3.6 billion, and it will have an enterprise value of around $6.1 billion. Combined adjusted historical EBITDA for the 12 months ending March 31, 2006, would have been approximately $675 million. On a pro-forma basis, regulated operations would have accounted for 60 percent of this combined adjusted historical EBITDA.

Larry, back to you.


{SLIDE 6} -- Key Transaction Terms and Highlights [LLW]

Thanks, Tom.

Slide 6 summarizes the key terms of the transaction. Under the definitive merger agreement, which was unanimously approved by both companies' boards of directors, each common share of Peoples Energy outstanding immediately prior to the merger will be converted into 0.825 shares of WPS Resources' common stock. As of Wednesday, July 5, 2006 closing prices (prior to the publication of an article in the Wall Street Journal), this would result in an approximate value of $41.39 per share for Peoples Energy stock. This represents a premium to Peoples Energy's shareholders of approximately 14.2 percent, based on the 20 trading day average closing prices for Peoples Energy ending July 5, 2006, and approximately 15.0 percent, based on the closing price for Peoples Energy on July 5, 2006.

Upon consummation of the merger, WPS Resources' shareholders will own approximately 57.6 percent of the combined company, and Peoples Energy shareholders will own approximately 42.4 percent. After closing, it is intended that the dividend of the combined company will be $0.66 per quarter.

I will serve as President and CEO of the combined company. Tom Patrick, Chairman, President, and CEO of Peoples Energy, announced earlier this year his intention to retire. Jim Boris, the current lead director for Peoples Energy, will serve as non-executive Chairman of the Board. The Board of Directors will have an executive committee comprised of myself and Bob Gallagher, lead director from the WPS board, and Jim Boris and Keith Bailey from the Peoples board. The majority of the combined company's Board members will come from WPS Resources. Other key members of the combined company's management team will be determined later.

The combined holding company headquarters will be located in Chicago, Illinois, while the regulated operating units will retain their existing headquarters. The non-regulated energy marketing businesses of the combined company will be headquartered in Green Bay, Wisconsin.

Finally, we expect the transaction will close by the end of the first quarter of 2007, assuming all regulatory and shareholder approvals have been obtained by that time.


{SLIDE 7} -- Title Slide: Benefits To Stakeholders [LLW]

Let me take you through the benefits to shareholders and other key stakeholders in a little more detail.


{SLIDE 8} -- Positioned To Deliver Significant Value [LLW]

Turning to Slide 8, the combined company's shareholders will benefit from six main sources of value.

First, our regulated operations will be larger, and we will have greater regulatory diversity. We'll have constructive and proactive dialogue with our regulators. In addition, service territories stretching across four states will provide diversity in terms of the markets served.

Second, there are significant capital investment opportunities to grow our rate base. Construction of Weston 4 is expected to be completed in 2008. Through March 31, 2006, capital expenditures on this project since its inception are $317 million. Total capital expenditures by the end of the project will be $549 million. We also see opportunities to accelerate Peoples Energy Corporation 's infrastructure modernization capital program in Illinois with the right regulatory framework.

Third, our 33 percent stake in American Transmission Company provides regulated earnings growth. As you know, there has been good regulatory support from Federal Energy Regulatory Commission and the state commissions for expansion and improvement of the transmission system in the Upper Midwest, and American Transmission Company will continue to benefit from this expansion.

Our non-regulated energy marketing businesses are also complementary and provide a strong growth platform, giving us a larger and more diversified presence in attractive markets. We see continued growth for them within a robust and disciplined risk management framework.

We will also continue our rigorous asset management strategy. As you know, both companies announced recent divestitures: Sunbury and Guardian pipeline for WPS Resources, and the power generation assets of Peoples Energy. This asset review will extend to Peoples Energy's oil and natural gas production operations as well as WPS Resources ongoing review of its non-regulated power generation assets.

Finally, we see the potential opportunity to realize approximately $80 million per year in pre-tax synergy savings to be achieved over time, about $72 million on the regulatory side and about $8 million on the non-regulated side, at a one-time cost of approximately $200 million.

{SLIDE 9} -- Benefits to Employees and Public Stakeholders [LLW]

Turning to slide 9, our employees and our service area communities are also key stakeholders in this transaction. We will continue striving to enhance the customer experience in all of our businesses, and we believe consumers will benefit from the sharing of best practices and our strong commitment to service quality. In fact, WPS Resources has a history of serving its customers well and being recognized for doing so. One example is that the 2005 J. D. Power and Associates electric and natural gas customer satisfaction studies indicated that Wisconsin Public Service achieved an overall satisfaction ranking with the Midwest of fourth (out of 19 utilities) in the electric study and fifth (out of 20 utilities) in the natural gas study. J. D. Power and Associates classified Wisconsin Public Service Corporation, WPS Resources' electric and natural gas utility, as an "All Time Best Residential Electric Performer" because we ranked in the top quartile nationally over a seven-year period-an indication of Wisconsin Public Service's strong record of performance.

A second example is that the 2005 MastioGale customer satisfaction survey listed WPS Energy Services, WPS Resources' non-regulated energy marketing subsidiary, as fourth out of 38 in overall customer satisfaction. Since first appearing in the survey in 1999, WPS Energy Services' customers have consistently rated it in the top 10 in MastioGale's customer satisfaction ratings. A new feature of the 2005 MastioGale study, the Customer Value Index score, combined price and customer satisfaction rankings into a single rating of the company. WPS Energy Services finished second in the Customer Value Index.

In 2006, WPS Resources was named Fortune's "Most Admired Company" in the energy industry and Forbes' "Best Managed Utility Company in America," and we will strive to maintain and further enhance that reputation going forward. In addition, Peoples Energy has a 150-year tradition of reliable service and innovation in the Chicagoland area, and we hope to build on that tradition.

Recognizing that talented, dedicated, and professional employees are the key to success in any business, we will also continue to emphasize strong employee relations. The combined company will provide greater opportunities for our employees by virtue not only of our larger service area and diverse operations, but also our larger growth platform and our improved ability to take advantage of strategic opportunities.

Finally, we will maintain our commitment to improving the communities in which we serve, and the combined company will maintain the strong civic, community, and philanthropic presence that both companies now have.


{SLIDE 10} -- Creates A Larger, Stronger, and More Diversified Regulated Utility Business [LLW]

Slide 10 provides a summary of our regulated businesses, which will continue to provide the combined company with stable organic earnings growth. Our utility service territories are attractive and vibrant, with diverse economies and healthy market conditions. We also will focus our capital investment program on regulated generation and distribution operations that will grow rate base while maintaining competitive utility rates for our customers.

We will share core values across our organizations and will work hard to have a constructive regulatory approach that is so critical to long-term success. Once we've combined the businesses, we also see the potential for synergies by sharing of best practices and eliminating redundant and overlapping functions.

Finally, our strong balance sheet will enable us to continue to maintain strong credit ratings and ready access to the capital markets.


{SLIDE 11} -- Combines Complementary and Successful Non-Regulated Energy Marketing Businesses [LLW]

Slide 11, summarizes our wholesale and retail energy marketing businesses, which are also very complementary. We see strategic opportunities to grow in our current service areas by continuing our focus on retail and wholesale customers as well as by expanding into new territories.

The combination of our two businesses leverages their expertise, reputation, and assets and expands their geographic reach. For example, we'll be a strong presence when the Illinois electric market opens in 2007.

Both of our organizations take a disciplined approach to risk management, which has been engrained over the years in the culture of our companies.

I'll now turn this over to Tom who will discuss People's oil and natural gas production business and the financial highlights and business mix for the new company.


{SLIDE 12} -- Peoples Energy Corporation Oil and Natural Gas Production business [TMP]

On Slide 12 we have summarized People Energy's oil and natural gas production business, which has been a significant source of growth and earnings for us in recent years. Those assets include approximately 235 BCF of proven reserves on a pro-forma basis as well as a significant amount of probable reserves and a large inventory of drilling opportunities.


{SLIDE 13} -- Title: Financial Highlights [TMP]


{SLIDE 14} -- Key Financial Highlights [TMP]

The transaction is projected to be accretive to shareholders in 2008, excluding residual transition costs, once the companies have been integrated and regulatory plans have been executed. The combined company will offer a strong and sustainable dividend, which Larry will have more comment on in a moment.

The combined company will also remain committed to credit quality and balance sheet strength. Our objectives are to maintain WPS Resources' strong investment grade credit ratings, and to use our combined balance sheet and financial profile to support our growth.


{SLIDE 15} -- Business Mix Weighted Toward Regulated Utility Earnings [TMP]

Slide 15 illustrates the pro-forma business mix. As shown, regulated utility EBITDA represented about 60 percent of total combined results on a 12-months ended March 31, 2006 basis.

Now I'll turn the call back to Larry to discuss synergies and the dividend.


{SLIDE 16} -- Synergy Potential [LLW]

Slide 16 provides details relating to estimated annual synergies. The combined company estimates steady state synergies of approximately $80 million. We see an opportunity for savings from corporate overhead and redundancies such as corporate staff, IT integration, administrative and public company costs, facilities and other. We have an aggressive timeline for implementation and execution. Our transition teams will be focused on delivering operational excellence. In addition, the combined company will continue to work toward long-term implementation of best practices. One-time costs to achieve are expected to be about $200 million for such things as IT integration and upgrades, severance and relocation, and other fees and expenses. Our synergy estimates are based upon an analysis prepared with assistance from Booz Allen Hamilton, a nationally recognized consulting firm with a great deal of expertise.


{SLIDE 17} -- Shareholder Value Through Attractive and Sustainable Dividend Policy [LLW]

Turning to Slide 17, a strong dividend has always been important to the shareholders of both companies. WPS Resources has been increasing its dividend for 47 consecutive years while still maintaining strong credit ratings, Peoples Energy also has a long tradition of maintaining a strong and growing dividend. We intend to continue this tradition in the years ahead.

After closing, it is intended that the dividend of the combined company will be $0.66 per quarter. This expected combined company dividend will represent a 16.8 percent increase to the current quarterly dividend rate for WPS Resources shareholders, and after taking into account the exchange ratio, a continuation of the annual dividend income stream for Peoples Energy's shareholders.

The combined Company's payout ratio will be in-line with its peers, and we will target an average annual payout ratio range of 60 to 65 percent.

Let me now turn the call back to Tom, to discuss our execution plan and the regulatory steps that need to take place to complete the transaction.


{SLIDE 18} - Title: Execution Plan [TMP]


{SLIDE 19} -- Anticipated Transaction Timeline [TMP]

The transaction timeline is laid out in Slide 19. During the third quarter, we anticipate filing our joint proxy statement and regulatory filings. Developing the detailed transition implementation plan and obtaining the needed approvals will take us through the end of the year, and we anticipate holding shareholder meetings for each company during the last calendar quarter of this year.

While there is some chance we could receive the regulatory approvals in December, we believe January or February is more likely. We'll close very soon after we receive approvals.


{SLIDE 20} -- Key Regulatory Milestones [TMP and LLW]

[TMP] In terms of regulatory milestones on Slide 20, as I noted earlier we plan to file for regulatory approval in Illinois in August and will seek expedited review. Our filing will include a request for a regulatory mechanism that will facilitate the acceleration of planned infrastructure modernization in the City of Chicago.

[TMP] Peoples Gas and North Shore Gas for some time have been discussing the need for rate relief and their plans to make rate case filings with the Illinois Commerce Commission. These filings will be delayed, however, to allow for clear focus by all parties on the merger filing. As the merger process proceeds, Peoples will continue to discuss and evaluate when the best timing for these rate filings will be.

[LLW] Wisconsin Public Service Corporation filed its general retail rate case in Wisconsin on March 31. Hearings have been scheduled for September, and we anticipate a decision in December. The new rates would be effective next January.


{SLIDE 21} [LLW]


{SLIDE 22} -- A leading regional energy company that will ... [LLW]

In summary, the combination of WPS Resources and Peoples Energy creates value for all stakeholders. It will create a regional energy leader that is focused on customer service excellence as we continue to grow and enhance our core regulated utility operations and our non-regulated energy marketing business.

In addition, we will continue to implement our asset management strategy while we maintain strong credit quality and focus on our ultimate goal: creating long-term value for shareholders and benefits for all stakeholders.


{SLIDE 23} - Title: Questions & Answers [LLW and TMP]


We will now open the call up for questions.


FOLLOWING CONCLUSION OF THE Q&A SESSION:


On behalf of WPS Resources and Peoples Energy, thank you for joining us today to discuss the merger of our companies. The combination will create a leading diversified energy company in a transaction that will create benefits for both companies' shareholders and other stakeholders. If you have further questions, please contact Donna Sheedy of WPS Resources at (902) 433-1857 or Doug Ruschau of Peoples Energy at (312) 240-3818.


Forward-Looking Statements. This presentation contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS

Resources Corporation and Peoples Energy Corporation to control and, in many cases, neither WPS Resources Corporation nor Peoples Energy Corporation can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources Corporation's and Peoples Energy Corporation 's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this press release are based upon information presently available, and neither WPS Resources Corporation nor Peoples Energy Corporation assume any obligation to update any forward-looking statements.


Additional Information. This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240- 4366.


Participants in the Proposed Transaction. WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.


Non-Solicitation. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.